AV Homes, Inc.

8601 N. Scottsdale Rd., Suite 225

Scottsdale, AZ 85253

March 7, 2014

Geoff Kruczek

Attorney-Advisor

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	AV Homes, Inc.
Schedule TO-I
Filed February 27, 2014
File No. 005-20987

Dear Mr. Kruczek:

AV Homes, Inc. (the “Company”) is pleased to submit the following responses to the comments of the Staff as set forth in your letter to the Company dated March 5, 2014, regarding the Company’s Schedule TO-I, filed on February 27, 2014. This letter should be read in conjunction with the amended Schedule TO-I, filed on March 7, 2014. For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the Company’s response in bold.

Offer to Purchase

What Notes is the Company obligated to repurchase?

1.	Comment: Please update the disclosure as to the amount of Notes outstanding to be as of the most recent practicable date. See Item 1002(b) of Regulation M-A.

Response: The Company has revised the disclosure in the Schedule TO-I to provide the amount of Notes outstanding as of March 6, 2014.

Agreement to be Bound…, page 5

2.	Comment: Please tell us how the disclosure in (ii) of the fourth bullet point is consistent with Section 29(a) of the Exchange Act.

Response: The Company does not believe that the disclosure in (ii) of the fourth bullet point is inconsistent with Section 29(a) of the Exchange Act. As discussed with the Staff, the item excludes claims with respect to the federal securities laws.

3.	Comment: We note the disclosure in the last bullet point that indicates the issuer’s determinations are final and binding. Revise to state that holders may challenge the issuer’s determinations in a court of competent jurisdiction. Please make corresponding revisions anywhere else in the offer document where this language appears.

Response: The Company has revised the disclosure in the Schedule TO-I to include the requested language.

Right of Withdrawal, page 7

4.	Comment: Please disclose the withdrawal rights provided by Rule 13e-4(f)(2)(ii).

Response: The Company has revised the disclosure in the Schedule TO-I to include the withdrawal rights provided by Rule 13e-4(f)(2)(ii).

Payment for Surrendered Notes, page 7

5.	Comment: We note that the offer expires March 27, 2014 and you will forward cash for payment on April 2, 2014. Please tell us how this anticipated timing from offer expiration until payment is consistent with Rules 13e-4(f)(5) and 14e-1(c).

Response: The Company acknowledges SEC Rules 13e-4(f)(5) and 14e-1(c) (referred to herein as the “prompt payment rules”). While the Company has endeavored to follow the tender offer rules, including the prompt payment rules, the Company is also contractually obligated to comply with the terms of the Indenture, dated as of March 30, 2004, by and between the Company and The Bank of New York Mellon Trust Company, National Association (as successor in interest to JPMorgan Chase Bank) (the “Indenture”).

Section 3.08 of the Indenture provides that April 1, 2014 is a repurchase date (a “Repurchase Date”) for the 4.50% Convertible Senior Notes due 2024 (the “Notes”). Section 3.08(a) of the Indenture provides that a Holder may request that the Company repurchase its Notes by delivery of a Repurchase Notice “until the close of business on the third Business Day prior to such Repurchase Date”. The third Business Day prior to the Repurchase Date is March 27, 2014. The Company has referred to such date in the Company Notice as the Repurchase Deadline.

Section 3.08(b) of the Indenture further provides that “any Holder … shall have the right to withdraw such Repurchase Notice at any time prior to the close of business on the Business Day immediately preceding the Repurchase Date”. The Business Day immediately preceding the Repurchase Date is March 31, 2014. The Company has referred to such date in the Company Notice as the Withdrawal Deadline.

Section 3.10 of the Indenture provides that the repurchase price shall be provided to the paying agent on the “Business Day following the Repurchase Date.” The Business Day following the Repurchase Date is April 2, 2014.

Given the Indenture provisions noted above, the Company is contractually obligated to accept Notes for repurchase until March 27, 2014, to provide Holders with withdrawal rights until March 31, 2014 and to pay the applicable repurchase price on April 2, 2014. The Company further notes that because the Holders are entitled to withdraw Notes previously submitted for repurchase until March 31, 2014, the Company will not be in a position to determine the repurchase price until the morning of April 1, 2014. As such, payment on April 2, 2014 constitutes prompt payment.

The Company respectfully requests the SEC to allow the Company to comply with the terms of the Indenture.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review of the amended Schedule TO-I, or if the Staff has any questions on any of the information set forth herein, please telephone our counsel, Dawn Holicky Pruitt, at (612) 766-7103. Thank you again for your time and consideration.

Very truly yours,

AV HOMES, INC.

/s/ Dave M. Gomez

Dave M. Gomez

cc:	Daniel F. Duchovny, Special Counsel, Office of Mergers & Acquisitions
Dawn Holicky Pruitt, Partner, Faegre Baker Daniels LLP